São Paulo, December 3, 2015.

To

BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

São Paulo – SP

At.: Manager of the Companies Accompaniment Department (“Gerência de Acompanhamento de Empresas”)

Dr. Ana Lúcia Costa Pereira

CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)

At.: Mr. Fernando Soares Vieira – Superintendent of Company Relations

Mr. Waldir de Jesus Nobre –– Superintendent of Relations with the Market and Intermediaries

Ref: OFFICIAL NOTICE 3598/2015-GAE 1

Dear Sirs,

BRF S.A. (“BRF” or the “Company”) presents its reply in this document to your communication, Official Notice 3598/2015 GAE 1, transcribed below:

“Dear Sirs,

Based on the market notices of 01/12/2015, we wish you to inform us by 09:00 hours on 03/12/2015, whether the agreements, subject to the compliance with the precedent conditions, for the acquisition of the entire capital stock of Eclipse Holding Cooperatief UA and Universal Meats (UK) Ltd. and all the common shares issued by Golden Foods Siam, will give the shareholders of this company the right to withdraw, as laid down in article 256 of Law 6.404/76, amended by Law Nº 10.303/01.

If this is the case, to inform us of:

  The shareholders registered on that date in the Company records which will have the right to dissent;
  The amount of the reimbursement, in R$ share;
  The deadline and procedures the dissident shareholders must follow to make their positions known.

We also wish you to inform us of the effects of these transactions on this company´s business, as well as provide other data considered important.”

The Company points out that the above-mentioned transactions will not give the right of withdrawal, as the Company´s shares are liquid and dispersed, under the terms of article 256, §2º and article 137, II, of Law Nº 6.404/76, and the applicable regulatory norms.

The above-mentioned transactions, as the Company already informed the market in its notices published on 01/12/2015, are in line with BRF´s strategic plan to globalize the Company´s operations, directly or indirectly, through its subsidiaries. The deals with Golden Foods Siam (GFS), in Thailand, Eclipse Holding Cooperatief UA, a Dutch company that controls Campo Austral, in Argentina, and Universal Meats, a distributor in the United Kingdom, allow BRF to access local markets, strengthen its brands, its distribution business and expand its portfolio around the globe, as well as generate synergies in different markets, including Europe, Asia and South America.

The Company remains available for any questions and/or additional explanations regarded as appropriate.

Cordially,

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer